Document Capture Technologies, Inc.
1771 Technology Drive
San Jose, CA 95110

March 19, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn: Evan S. Jacobson

Re:	Document Capture Technologies, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed January 17, 2008
File No. 333-148726

Dear Mr. Jacobson:

We submit this written response to your letter dated February 15, 2008. The Company is filing its amendment on Form S-1 and has elected to keep the Form SB-2 disclosure format. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments and have followed each comment with our response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form SB-2

Cover Page

1.
It appears that shares are being offered and sold under other registration statements that were previously declared effective. With a view to providing more comprehensive disclosure, please consider the application of Rule 429 under the Securities Act of 1933. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and shares that are still being offered in your other outstanding offerings. Absent the use of the Rule 429, please revise your prospectus cover page to disclose the number of shares being offered under other registration statements that are currently effective.

Response: We have revised our prospectus cover page to disclose the number of shares being offered under the registration statements that are currently effective.

Executive Compensation, page 51

2.
It does not appear that your executive compensation information has been prepared to conform with the rule amendments adopted in Securities Act Release 33-8732A, which may be found at www.sec.gov. We note, for example that the summary compensation table is provided in a format that was required before the adoption of the rules in the referenced release. Similarly, the disclosure concerning your outstanding equity awards at fiscal year-end table should be presented in the current disclosure format.

Response: We have revised our disclosures accordingly.

Recent Sales of Unregistered Securities, page II-2

3.
We note that Item 26, which lists your sales of unregistered securities for the past three years, does not include any discussion of the warrants associated with the shares to be registered by your Form SB-2. Please revise your disclosure to include the information required by Item 701 of Regulation S-B.

Response: We have revised our disclosure accordingly.

We hope this letter addresses your concerns. If you have any questions or further comments, please do not hesitate to contact Ruba Qashu at Richardson & Patel, LLP at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

Document Capture Technologies, Inc.

By: /s/ David Clark
David Clark, Chief Executive Officer